Exhibit 99 Additional Information

         Valhi, Inc. ("Valhi"), NL Industries, Inc. ("NL") and Tremont LLC ("Tremont") are the holders of 45.2%, 37.8% and 10.9%, respectively, of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of the issuer.

        Valhi, Tremont and TIMET Finance Management Company ("TFMC") are the direct holders of approximately 62.2%, 21.1% and 0.5%, respectively, of the outstanding common stock of NL. Valhi is the direct holder of 100% of the membership interests of Tremont. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 3.4%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding shares of Valhi common stock. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

        Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons disclaims beneficial ownership of all Contran shares that the Trusts hold.

        Harold C. Simmons is the chairman of the board and chief executive officer of each of the issuer and NL and the chairman of the board of each of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

        The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

        The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

        The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Valhi's board of directors selects the trustee and members of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

        By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the shares beneficially owned directly or indirectly by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2. Mr. Harold Simmons disclaims beneficial ownership of all shares of Common Stock that Valhi, NL, Tremont or TFMC directly holds.

        TFMC owns 2,850 shares of Common Stock. Titanium Metals Corporation ("TIMET") owns 100% of the outstanding common stock of TFMC. Tremont, Harold C. Simmons' spouse, the CMRT and Valhi are the holders of approximately 39.6%, 14.4%, 12.1% and 1.3% of the outstanding common stock of TIMET. The ownership of Ms. Simmons is based on the 1,600,000 shares of TIMET’s 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferrred Stock"), that she directly owns, which are convertible into 2,666,666 shares of TIMET’s common stock. The ownership of Valhi includes 24,500 shares of TIMET’s common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET’s common stock held by Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock owned by her and Valhi, respectively. Harold C. Simmons is vice chairman of TIMET.

        Harold C. Simmons' spouse is the direct owner of 35,622 shares of Common Stock, 69,475 shares of NL common stock, 43,400 shares of Valhi common stock and 1,600,000 shares of Series A Preferred Stock, which are convertible into 2,666,666 shares of TIMET common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

        Harold C. Simmons directly holds 3,984 shares of Common Stock, 30,800 shares of NL common stock (including stock options exercisable for 6,000 shares) and 3,383 shares of Valhi common stock.

        Tall Pines Insurance Company ("Tall Pines"), NL and a subsidiary of NL directly own 1,000,000, 3,522,967 and 1,186,200 shares of Valhi common stock, respectively. Tremont is the direct holder of 100% of the outstanding common stock of Tall Pines. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Tall Pines, NL and the subsidiary of NL own as treasury stock for voting purposes. For the purposes of the percentage calculations herein, such shares are not deemed outstanding.